
02003740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35565

BEST AVAILABLE COPY

Rec'd 2/26/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/5/02

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


FEB 26 2002
516

NAME OF BROKER-DEALER:
Raphael Aryeh and Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141-51 72nd Crescent
(No. and Street)

Flushing	New York	11367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852
(Area Code — Telephone No.)

10-017858-J RAPHAEL ARYEH AUD 12
RAPHAEL ARYEH AND ASSOCIATES
141-51 72ND CRESCENT,
FLUSHING NY 11367

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mr. Herman Senft
(Name — if individual, state last, first, middle name)

136-26 72nd Avenue, Flushing, New York 11367
(Address) (City) (State) Zip Code

CHECK ONE:
( ) Public Accountant (x)Certified Public Accountant
( ) Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/15/02

SEC 1410 (3-91)

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mr. Herman Senft

70

ADDRESS Number and Street	City	State	Zip Code
136-26 72nd Ave.	Flushing	N.Y.	11367
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh And Associates, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

PATRICIA D. VITALE
Notary Public, State Of New York
No. 01VI6058264
Qualified In Queens County
Commission Expires May 7, 20 03

Notary Public

Signature

General Partner
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

RAPHAEL ARYEH AND ASSOCIATES [13]

SEC FILE NO. 8-35565 [14]

FIRM ID. NO. 17858 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

141-51 72nd Crescent [20]
(No. and Street)

Flushing [21] New York [22] 11367 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2001 [24]

AND ENDING (MM/DD/YY) 12/31/2001 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh [30]

(Area Code)—Telephone No. (718) 263-4852 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 5 day of FEBRUARY 2002

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2001 [99]
SEC FILE NO. 8-35565 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 75,827	200			$ 75,827	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	86	600	86	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,187	680	5,187	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 75,827	540	$ 5,273	740	$ 81,100	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	841	1205		1385	841	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 841	1230	$	1450	$ 841	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$ 80,259	1020)	80,259	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 80,259	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 81,100	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   as of 12/31/ 2001

COMPUTATION OF NET CAPITAL

	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 80,259	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			80,259	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 80,259	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 5,273	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges	504	3610	(-5,777)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 74,482	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 74,482	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 56	375[illegible]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	375[illegible]
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	376[illegible]
14.	Excess net capital (line 10 less 13)	$ 69,482	377[illegible]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 74,398	378[illegible]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 841	379[illegible]
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383[illegible]
19.	Total aggregate indebtedness			$ 841	384[illegible]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.129	385[illegible]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386[illegible]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	387[illegible]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	388[illegible]
24.	Net capital requirement (greater of line 22 or 23)	$	376[illegible]
25.	Excess net capital (line 10 less 24)	$	391[illegible]
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	392[illegible]

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates

For the period (MMDDYY) from 1/1/2001 [3932] to 12/31/2001 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. *Commissions:*		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	22,873	3939
d. Total securities commissions	22,873	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	-171	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	2,011	3995
9. Total revenue	$ 24,713	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	1,753	4195
15. Other expenses	31,643	4100
16. Total expenses	$ 33,396	4200

NET INCOME

Item	Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ -8,683	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ -8,683	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ -2,545	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Rapahel Aryeh and Associates

For the period (MMDDYY) from 1/1/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 76,315	4240
A. Net income (loss)			-8,683	4250
B. Additions (Includes non-conforming capital of	$ 12,627	4262)	12,627	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 80,259	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates **as of** 12/31/2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... $5,000 required 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335 4570

D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19____ 8004
or if less than 12 months

Report for the period beginning 1/1/2001 8005 and ending 12/31/2001 8006
MM DD YY

SEC FILE NUMBER
8- 35565 8011

1. NAME OF BROKER DEALER
RAPHAEL ARYEH AND ASSOCIATES 8020

N 9

OFFICIAL USE ONLY 8021
Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME: NONE	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 1 807?

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 807?

5. Respondent makes markets in the following securities:
(a) equity securities ....(enter applicable code: 1=Yes 2=No) 2 807?
(b) municipals. ....(enter applicable code: 1=Yes 2=No) 2 807?
(c) other debt instruments. ....(enter applicable code: 1=Yes 2=No) 2 807?

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 807?

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 8079

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 808?

9. Respondent's total number of public customers accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts.................................N/A.................... 8080
(b) Omnibus accounts ....N/A.................... 808?

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 808?

RAPHAEL ARYEH ...
141-51 72nd ...
FLUSHING, NY ...
(718) 263-4852

FOCUS REPORT
Schedule I
page 2

RAPHAEL ARYEH ...
141-51 72nd ...
FLUSHING, NY ...
(718) 263-4852

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing N/A		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Exchange	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102

Item	Value	Code
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Item	Value	Code
Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

RAPHAEL ARYEH AND
141-51 72nd Cr
FLUSHING, NY 11367
(718) 263-4852

FOCUS REPORT
Schedule I
page 3

(718) 263-4852

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent . . . . . | 0 | 8112

19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No) | 2 | 8113

20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______________ 8116

21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No) | 2 | 8115

22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)* | 2 | 8117

23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . . | $ 0 | 8118

Required in any Schedule I filed for the calendar year 1978 and succeeding years.

HERMAN SENFT

CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N. Y. 11367

-----

(718) 261-0678

February 5, 2002

Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, New York 11367

Gentlemen:

I have examined the Balance Sheet of Raphael Aryeh and Associates as of December 31, 2001 and the statements of Income, Profit and Loss, and of Changes in Cash Flow, for the year then ended, as well as the Changes in Partners' Capital contained therein. My examination was made in accordance with generally accepted auditing standards.

In my opinion the statements present fairly the financial condition of Raphael Aryeh and Associates as of December 31, 2001 and the result of its operations for the twelve -month period then ended.

In addition, I want to assure you that there are no material differences between the computation of the Net Capital of Raphael Aryeh and Associates as reported in the company reports and the amounts stated by me on the FOCUS REPORT PART II A as of December 31, 2001 and no material inadequacies were found in the reports.

Schedule f, h, i, j, m, and n - as enumerated on page two of the facing page - were not found applicable and, therefore, not included in this report.

Very truly yours,

HERMAN SENFT



Certified Public
Accountant
New York

Raphael [illegible] + Associates
Statement of Income Profit and Loss

	October 2001	November 2001	December 2001	4th Qtr 2001	Year 2001
Commission Income	1,930.36	2,138.93	1,220.26	4,189.55	22,872.93
Rent	1,225.00	1,225.00	1,225.00	3,725.00	15,000.00
Electric	48.25	55.40	62.50	166.65	911.22
Telephone	227.90	256.85	358.40	928.15	3,740.59
Office Expenses	192.65	714.81	168.50	1,075.96	5,696.79
Stationery + Postage	24.75	8.23		32.98	331.76
Professional Fees	175.00	175.00	175.00	525.00	2,100.00
Insurance	152.50	152.50	155.00	460.00	1,832.50
Business Promotion Entertainment	360.20	384.60	673.10	1,417.90	4,629.70
Auto Expenses	204.85	220.65	221.35	646.85	2,381.12
Fares + Travel	156.50	128.20	141.00	425.70	3,149.00
Maintenance + Repairs					67.25
Licenses + Fees		465.00	(139.00)	326.00	1,753.29
Taxes Paid	116.00			116.00	342.31
Bank Charges	20.96	22.64	22.00	65.60	258.19
Computer Cost					830.86
Web Site	9.90	9.90	9.90	29.70	131.35
Depreciation	311.68	311.68	311.68	935.04	3,740.16
Total Expenses	2,171.64	3,070.46	2,284.43	7,526.53	33,396.09
Profit from Operations	(241.28)	(931.53)	(2,164.17)	(3,336.98)	(10,523.16)
Other Income - Interest	115.84	171.28	6.00	293.12	2,016.92
Total Profit	(125.44)	(760.25)	(2,158.17)	(3,043.86)	(8,512.24)
Profit (Loss) on Investment	205.00	(535.00)	(387.00)	(717.00)	(171.25)
Profit (Loss) for Period	79.56	(1,295.25)	(2,545.17)	(3,760.86)	(8,683.49)

306

"the last word"

Raphael Aryeh + Associates
Balance Sheet

Assets	October 31 2001		November 30 2001		December 31 2001	
Cash in Bank	5428 27		8045 00		8288 26	
Accounts Receivable	742 85		342 85		86 25	
Treasury Bills - at market	68460 00	74631 12	67925 00	76312 85	67538 00	75912 51
Furniture + Pictures	20713 77		20713 77		20713 77	
Reserve for Depreciation	14902 25	5811 52	15213 43	5499 84	15525 61	5188 16
Investments - at market						
Prepaid Expenses						
Deposits						
Misc Receivables						
Total Assets		80442 64		81812 69		81100 67
Liabilities						
Misc Payables						
Accrued Expenses	69 80 175 00	244 80	194 50 350 00	544 50	316 25 525 00	841 25
Total Liabilities		244 80		544 50		841 25
Net Worth						
R Aryeh - Beginning	68957 65		70568 55		71768 42	
Addition to Capital	1539 30		2365 60		1536 40	
Adjusted Net Worth	70496 95		72934 15		73304 82	
Share of Profit	71 60		(1165 73)		(2290 65)	
Total	70568 55		71768 42		71014 17	
Drawings						
- Ending		70568 55		71768 42		71014 17
P. Aryeh - Beginning	9621 33		9629 29		9499 77	
Share of Profit	7 96		(129 52)		(254 52)	
- Ending		9629 29		9499 77		9245 25
Total Net Worth		80197 84		81268 19		80259 42
Total		80442 64		81812 69		81100 67

	Initials	Date
Prepared By		
Approved By		

Raphael Arychi & Associates
Trial Balance

	Initials	Date
Prepared By		
Approved By		

ACCOUNTANTS SUPPLY HOUSE NO. 7306

	October 31, 2001 (1)	(2)	November 30, 2001 (3)	(4)	December 31, 2001 (5)	(6)
Cash - Checking	114.19		1020.71		998.71	
- Day to Day	5314.08		7024.29		7289.55	
Accounts Receivable	1825.29		1425.29		1425.29	
Treasury Bills - Cost	67927.68		67927.68		67927.68	
Other Investments						
Furniture & Fixtures	20713.77		20713.77		20713.77	
Reserve for Depreciation		11785.45		11785.45		11785.45
Notes Payable		1082.44		1082.44		1082.44
Partners Net Worth - RA		66201.14		66201.14		66201.14
- PA		10113.61		10113.61		10113.61
Drawings - RA		8726.16		11091.76		12628.16
Commission Income		20613.74		22252.67		22872.93
Rent	1250.00		1375.00		1500.00	
Electric	793.32		848.72		911.22	
Telephone	3085.34		3382.19		3740.59	
Office Expense	4813.48		5528.29		5696.79	
Professional Fees	1575.00		1575.00		1575.00	
Insurance	1455.20		1483.00		1516.25	
Business Promotion	3572.00		3956.60		4323.10	
Auto Expenses	1939.12		2159.77		2381.12	
Parking & Tolls	1495.70		1623.90		1764.90	
Software	830.86		830.86		830.86	
License & Registration	1427.29		1892.29		1753.29	
Bank Charges	213.55		236.19		258.19	
Taxes	342.31		342.31		342.31	
Web Site	111.55		121.45		131.35	
Postage	323.53		331.76		331.76	
Profit & Loss on Investments	12.15		12.15		12.15	
Interest & Dividends		1833.64		2004.92		2010.92
Travel Expense	1384.10		1384.10		1384.10	
Maintenance	67.25		67.25		67.25	
Mark to Market		230.58		230.58		230.58
	120586.76	120586.76	125262.57	125262.57	126925.[illegible]	126925.[illegible]

Raphael Aryeh + Associates
Statement of Cash Flow
for the year ended December 31, 2001

ACCOUNTANTS SUPPLY HOUSE NO. 7303

Line No.		(1)	(2)
	Cash flow from Operating Activities		
1	Net Profit for Period	(8683.49)	
2			
3	Changes in Assets - Liabilities		
4	(Increase) Decrease in Accounts Receivable	730.35	
5	Increase (Decrease) in Fixed Assets		
6	Depreciation Charged against Income	3740.16	
7	(Increase) Decrease in Prepaid Expenses	27.60	
8	(Increase) Decrease in Accounts Payable	(766.10)	
9			
10			
11	Total Cash Increase (Decrease) from		
12	Operating Activities		(4950.98)
13			
14	Cash flow from Financing Activities		
15	Partners' Investment (Withdrawals)	12628.17	
16			
17	Cash flow from Other Activities		
18	Prepaid Commissions		
19			
20			
21	Total Cash Increase (Decrease) from		
22	Other Activities		12628.17
23			
24			
25	Net Increase (Decrease) in Cash and		
26	Cash Equivalents		7677.19
27			
28	Balance of Cash and Cash Equivalent		
29	December 31, 2000		68149.07
30			
31	Total Cash and Cash Equivalents		
32	December 31, 2001		75826.26
33			
34			
35	Per Balance Sheet		
36	Cash	8288.26	
37	Cash Equivalents - Treasury Bills	67538.00	
38	Investments		
39			
40	Total		75826.26

	Initials	Date
Prepared By		
Approved By		